Exhibit (a)(7)
PACIFIC INTERNET LIMITED
(Singapore Company Registration No. 199502086C)

Board of Directors:	Registered Office:
Phey Teck Moh (President and Chief Executive Officer)	89 Science Park Drive
Claude Roger Charles	#01-07 The Rutherford
Johnson Tan Chin Kwang	Singapore 118261
Lim Soon Hock
James Tan Meng Dong
Zhang Yun
3 July 2006
To: The Shareholders of Pacific Internet Limited
Dear Shareholder
OFFER BY MEDIARING LTD TO PURCHASE FOR CASH ALL ISSUED ORDINARY SHARES OF PACIFIC INTERNET LIMITED — REVISION OF OFFER PRICE
THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU
ACCEPT THE REVISED OFFER IF YOU PRESENTLY TAKE A SHORT-TERM VIEW
OR
REJECT THE REVISED OFFER IF YOU PRESENTLY TAKE A MEDIUM TO LONG-TERM VIEW
1.     Introduction
      Unless otherwise defined herein, all terms and references used in this supplemental circular (the “Supplemental Circular”) are as defined or construed in the offeree circular dated 26 May 2006 (the “Offeree Circular”) and issued by Pacific Internet Limited (the “Company” or “PacNet”) in connection with the voluntary conditional cash offer by MediaRing Ltd (the “Offeror”) to acquire all the issued ordinary shares (the “Shares”) in the capital of the Company, other than those already held by the Offeror as at the date of the offer (the “Offer”).
      The Board of Directors (the “Board”) of PacNet refers to the announcement (the “Revised Offer Announcement”) made on 22 June 2006 by the Offeror in relation to, inter alia, the revision of the Offer (the “Revised Offer”).
      For the purposes of the Revised Offer, the Directors who are independent for the purposes of making recommendations to the Shareholders in respect of the Revised Offer (the “Independent Directors”) comprise all the members of the Board.
      Shareholders are advised to read the terms and conditions of the Revised Offer contained in the Revised Offer Announcement carefully.

2.	Revised Offer Price
      The Board notes that the Revised Offer Announcement, inter alia, states that the Offeror is revising the offer price from US$8.25 to US$9.50 net in cash per Share (the “Revised Offer Price”), on the terms and subject to the conditions set out in the Revised Offer Announcement, a copy of which is available on the following link: www.sec.gov.

      As stated in the Revised Offer Announcement, the Revised Offer is final and the Offeror will not increase or revise the Revised Offer Price further.(1) Shareholders who have earlier accepted the Offer are entitled to receive the Revised Offer Price.

3.	Extension of Offer Period
      The Board wishes to inform Shareholders that the Offeror has, in the Revised Offer Announcement, announced the further and final extension of the expiration date of the Offer until 5:00 p.m., New York City time, on 10 July 2006. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on 26 June 2006.
      Shareholders should accordingly note that as stated in the Revised Offer Announcement, the Offer shall expire at 5:00 p.m., New York City time, on 10 July 2006.

4.	Options Proposal
      The Revised Offer Announcement further states that the expiration date for the Options Proposal made to PacNet’s option holders will similarly be extended to 5:00 p.m., New York City time, on 10 July 2006.
      The Revised Offer Price of US$9.50 will be the offer price to be used for the calculation of the option price referred to in the Options Proposal.

5.	Appointment of Independent Financial Adviser
      The Independent Directors have appointed KPMG Corporate Finance Pte Ltd (“KPMG Corporate Finance”) to advise them in respect of the Revised Offer.

6.	Independent Directors’ Recommendations
      Shareholders should read and consider carefully the recommendations of the Independent Directors and the opinion rendered by KPMG Corporate Finance in its entirety, before deciding whether to accept or reject the Revised Offer.
      The Independent Directors, after careful consideration, including of (i) the terms and conditions of the Revised Offer; and (ii) the updated fairness opinion given by KPMG Corporate Finance as set out in Appendix A to this Supplemental Circular in its entirety; and (iii) PacNet’s strategic plan outlined in its press release dated 9 May 2006, unanimously make the following recommendations to Shareholders:

(a) Shareholders who presently take a short-term view of their investments in the Shares should ACCEPT the Revised Offer; and

(b) Shareholders who presently take a medium to long-term view of their investments in the Shares should REJECT the Revised Offer.

7.	Considerations
      In making their recommendations to Shareholders in this Supplemental Circular, the Independent Directors have been guided by the suggestions of KMPG Corporate Finance as set out in Appendix A to this Supplemental Circular.

      1 The Revised Offer Announcement notes that, under applicable rules and regulations, the Offeror is not permitted to further revise the Offer after 23 June 2006 and/or further extend the Offer past 11 July 2006, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. The Offeror reserves the right to extend and/or revise its Offer in the event of a competing offer.

7.1	Shareholders who Presently Take a Short-Term View of their Investments in the Shares
      In recommending the course of action to Shareholders who presently take a short-term view of their investments in the Shares, the Independent Directors have considered or taken into account, inter alia, the following:

(i) as at the date of this Supplemental Circular, no alternative offer has been announced;

(ii) the Revised Offer Price of US$9.50 is final and MediaRing, in the Revised Offer Announcement, stated that the Revised Offer Price “is the final offer price, and we will not increase or revise our offer price further”. It further states that “Under applicable rules and regulations, MediaRing is not permitted to further revise the offer after June 23 and/or further extend the offer past July 11, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the offer in the event of a competing offer”; and

(iii) there is no assurance that the current share price will continue to remain at current trading levels and will not decline once the Revised Offer lapses.

7.2	Shareholders who Presently Take a Medium to Long-Term View of their Investments in the Shares
      In recommending the course of action to Shareholders who presently take a medium to long-term view of their investments in the Shares, the Independent Directors have considered or taken into account, inter alia, the following:

(i) the Independent Directors’ belief that PacNet’s strategic business plan to transform itself over the next five years into an “IP-based Communications and Solutions Provider”, is in line with market opportunities and industry trends and capitalizes on PacNet’s unique position as the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific and that if successful, may result in the creation of significant additional value for PacNet and its shareholders;

(ii) the Independent Directors’ belief that, with PacNet’s proven track record of financial discipline, depth of management, strong brand name and strong customer satisfaction culture, its strong management team which has a sound knowledge of the Asia-Pacific info-communications technology industry is capable of realising the longer term value of PacNet by executing PacNet’s strategic business plan; and

(iii) the fact that PacNet has been approached by, and has initiated contact with, multiple parties who have expressed an interest in exploring strategic alternatives and transactions to maximize shareholder value, and the possibility that such efforts may, given sufficient time, deliver higher value; although the Independent Directors and PacNet cannot assure that any strategic alternative will materialise.

7.3	Other Observations
      The Independent Directors also made the following observations:

(i) the median EV/ EBITDA multiple for the Rest of the World subgroup referred to in paragraph 3(b) of the updated fairness opinion of KPMG Corporate Finance(2) may be distorted by the performance of one company, namely iiNet Ltd, a company which had trading of its stock suspended for several weeks pending a significant downward revision of its profit forecast, and whose share price declined significantly upon recommencement of trading; and

      2 This states that “The implied EV/ EBITDA multiple of 8.4 times compares favorably with the median EV/ EBITDA multiple for the Rest of the World subgroup of 8.4 times (based on our previous analysis) and 4.5 times (based on our updated analysis)”.

(ii) that although the discounts to the EV/ EBITDA multiples referred to in paragraphs 3(b)(3) and 3(c)(4) of the updated fairness opinion of KPMG Corporate Finance have narrowed following the Revised Offer, they are nevertheless still significant discounts.
      7.4 The foregoing discussion in this paragraph 7 of the information and factors considered by the Independent Directors is not intended to be exhaustive but addresses all of the material information and factors considered by the Independent Directors in their consideration of the Revised Offer. In view of the variety of factors and the amount of information considered, the Independent Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. Such determination was made after consideration of the factors taken as a whole. Individual Independent Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the Independent Directors were aware of the interests of certain officers and directors of the Company as described under Section 4.2(a) of Appendix I to the Offeree Circular and referred to in Section 10 of the Offeree Circular.
      In rendering their recommendations, the Independent Directors have not had regard to the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, any individual Shareholder who may require specific advice in relation to his investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.
8.     Extracts of KPMG Corporate Finance’s Updated Fairness Opinion
      The updated fairness opinion rendered by KPMG Corporate Finance on the Revised Offer is set out in full in Appendix A to this Supplemental Circular, and extracts of which are reproduced below.
      Shareholders should read the following extracts in conjunction with, and in the context of, the full text of the updated fairness opinion rendered by KPMG Corporate Finance:

8.1	Fairness Opinion
      “After having carefully considered the information available to us, and based upon the monetary, industry, market, economic and other relevant conditions subsisting on 27 June 2006 and based on an analysis of the factors above in its entirety, we are of the opinion that, from a financial point of view, the financial terms of the Revised Offer are fair.”
      Please see in particular paragraphs 3 and 4 of KPMG Corporate Finance’s updated fairness opinion, for the factors and information taken into consideration by KPMG Corporate Finance in arriving at its updated fairness opinion.

8.2	Basis for Decision
      “The Independent Directors should advise the Shareholders that KPMG Corporate Finance’s fairness opinion should not be relied upon by any Shareholder as the sole basis for deciding whether or not to accept the Revised Offer.”

      3 This states, inter alia, that “Correspondingly, the discount to the median EV/ EBITDA multiple of the internet protocol based communications service providers (“IP-based CSPs”) within the peer group has been significantly reduced to 25.7% (based on our previous analysis) and 21.5% (based on our updated analysis) as opposed to the 39.8% discount as implied by the Initial Offer Price (based on our previous analysis)”.
      4 This states that “The Revised Offer price implies an EV/ EBITDA multiple of 8.4 times for PacNet, which is a discount to the median implied EV/ EBITDA multiple of past Comparable Transactions of approximately 43.6% (based on our previous analysis) and 47.8% (based on our updated analysis) as opposed to a discount of 54.4% at the time of the Initial Offer (based on our previous analysis)”.

      “The Independent Directors, in their deliberation for arriving at their recommendation to the Shareholders who hold a short-term view, may consider, in addition to our opinion, the following factors:

(a) As at the date of this letter no alternative offer has been announced;

(b) The Revised Offer Price of US$9.50 is final and MediaRing, in its announcement dated 22 June 2006, stated that “This is the final offer price, and we will not increase or revise our offer price further”. It further states that “Under applicable rules and regulations, MediaRing is not permitted to further revise the offer after June 23 and/or further extend the offer past July 11, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the offer in the event of a competing offer”;

(c) There is no assurance that the current share price which is marginally below that of the Revised Offer Price as at 23 June 2006 will continue to remain at current trading levels once the Revised Offer lapses; and

(d) There were two significant transactions in PacNet shares within the last 17-month period that were conducted on an “arm’s-length” basis. This was the sale by SembCorp to Kingsville Capital Limited at an implied EV/ EBITDA multiple of 4.6 times and the subsequent sale by Kingsville Capital Limited to Vantage at an implied EV/ EBITDA multiple of 5.6 times. The Revised Offer is at a significant premium to the previous two significant transactions in PacNet Shares.
      The Independent Directors, in their deliberation for arriving at their recommendation to the Shareholders who hold a longer-term view and are more confident of the long-term prospects of PacNet, may consider, in addition to our opinion, the following factors:

(a) The Management of PacNet, given enough time to carry out their strategic business plan, may be able to realize the longer term value of each PacNet Share that may be higher than US$9.50; and

(b) The Board of PacNet continues to work with its advisors to explore strategic alternatives to maximize value and such effort, given sufficient time, may deliver higher value than the Revised Offer.”

8.3	Other Matters
      “We recommend that the Independent Directors advise the Shareholders to carefully read the Letter from KPMG Corporate Finance Pte Ltd to the Independent Directors of Pacific Internet Limited set out in pages 22 to 82 of the Offeree Circular for our complete terms of reference.”
      “Our opinion on the fairness of the Revised Offer from a financial point of view should be considered in the context of the entirety of this letter, the Supplemental Circular and the Offeree Circular.”

9.	Intention of Directors, Executive Officers and Affiliates
      To the knowledge of the Company, after due inquiry, the Company believes that no executive officer, Director, affiliate or subsidiary of the Company currently intends to tender or sell under the Revised Offer, the Shares that are held of record or beneficially owned by such person.

10.	Other Matters — Amendments to the Offeree Circular
      The Company has noted some typographical errors in the Offeree Circular and wishes to make the following amendments as set out in Appendix B to this Supplemental Circular.

11.	General
      KPMG Corporate Finance has given and has not withdrawn its written consent to the issue of this Supplemental Circular with the inclusion of its letter and the references to it and its name in the form and context in which they appear in this Supplemental Circular.

12.	Directors’ Responsibility Statement
      The Directors (including those who may have delegated detailed supervision of this Supplemental Circular) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this Supplemental Circular (other than the letter from KPMG Corporate Finance to the Independent Directors found in Appendix A to this Supplemental Circular) are fair and accurate and that no material facts have been omitted from this Supplemental Circular.
      In respect of the letter from KPMG Corporate Finance, the sole responsibility of the Directors has been to ensure that the facts stated therein with respect to the Company are fair and accurate.
      The recommendations of the Independent Directors to Shareholders set out on page 2 of this Supplemental Circular are the sole responsibility of the Independent Directors.
      Where information has been extracted from published or otherwise publicly available sources or obtained from the Offeror, the sole responsibility of the Directors for such information has been to ensure that it has been correctly and accurately extracted from these sources, or as the case may be, accurately reflected or reproduced in this Supplemental Circular.
      The Directors confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this Supplemental Circular (other than the letter from KPMG Corporate Finance to the Independent Directors and the information found in Appendix A to this Supplemental Circular) have been arrived at after due and careful consideration.
      The Directors jointly and severally accept full responsibility accordingly.

Yours faithfully
For and on behalf of the Board of Directors

PHEY TECK MOH
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PACIFIC INTERNET LIMITED

Forward Looking Statement
      Statements made in this Supplemental Circular with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.

APPENDIX A
UPDATED FAIRNESS OPINION FROM KPMG CORPORATE FINANCE
TO THE INDEPENDENT DIRECTORS OF
PACIFIC INTERNET LIMITED
The Independent Directors
Pacific Internet Limited
89 Science Park Drive
#01-07 The Rutherford
Singapore Science Park
Singapore 118261
3 July 2006
Dear Sirs
      REVISED OFFER BY MEDIARING LTD TO PURCHASE FOR CASH ALL ISSUED SHARES OF PACIFIC INTERNET LIMITED AT US$9.50 NET PER ORDINARY SHARE (THE “REVISED OFFER”)
      1. On 22 June 2006, MediaRing Ltd (“MediaRing” or the “Offeror”) announced the revision of the price of its offer to acquire all the issued shares of Pacific Internet Limited (“PacNet” or the “Company”), other than those already owned by MediaRing, from US$8.25 net in cash per share (the “Initial Offer Price”) to US$9.50 net in cash per share (the “Revised Offer Price”) (the “Revised Offer Announcement”).
      The Revised Offer remains subject to the same conditions, including the tender of a sufficient number of shares such that MediaRing would own (including the shares it currently owns) more than 50% of the issued shares of PacNet as of the final expiration of the Revised Offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date). We advise shareholders to carefully read MediaRing’s Offer to Purchase dated 12 May 2006 (the “Initial Offer”) for further conditions.
      2. This letter sets out, inter alia, our views and evaluation of the financial terms of the Revised Offer and our opinion rendered to the directors of the Company who are independent (the “Independent Directors”) for the purpose of making a recommendation to shareholders of PacNet (each a “Shareholder” and collectively known as the “Shareholders”) as to whether the financial terms of the Revised Offer are fair from a financial point of view. It forms part of the supplemental circular to be issued by the Company to the Shareholders (the “Supplemental Circular”) providing, inter alia, details of the Revised Offer and the recommendations of the Independent Directors thereon. Unless otherwise defined, all terms defined in the offeree circular dated 26 May 2006 (the “Offeree Circular”) and the Supplemental Circular shall have the same meaning herein.
      Our opinion as set out in this letter, including the financial assessment of the Revised Offer and the conclusion, is subject to, and shall be read in context with the terms of reference set out in our opinion on the fairness of the Initial Offer from a financial point of view dated 26 May 2006.
      We recommend that the Independent Directors advise the Shareholders to carefully read the Letter from KPMG Corporate Finance Pte Ltd to the Independent Directors of Pacific Internet Limited set out in pages 22 to 82 of the Offeree Circular for our complete terms of reference.
      Our opinion on the fairness of the Revised Offer from a financial point of view should be considered in the context of the entirety of this letter, the Supplemental Circular and the Offeree Circular.
      3. In rendering our opinion, we have considered the increased offer price and other market developments since our letter dated 26 May 2006. We have carried out our financial assessment (as detailed in Appendix I to Appendix V of this letter) and considered the relative emphasis of each of the factors. It is to be noted that our financial assessment should be considered as a whole, and that selecting portions of our analysis and of the factors considered by us, without considering all of the analysis and factors in its entirety, could create a misleading or incomplete view of the processes underlying the financial assessment. A summary of our assessment in respect of the factors considered is set out below:

(a) Our updated analysis of liquidity of PacNet shares vis-à-vis the liquidity of Nasdaq-listed comparable market capitalization entities indicates that PacNet Shares continue to be relatively less liquid than its peers. However, in absolute terms, we note that the average daily transacted value of PacNet since the date of the announcement of the pre-conditional voluntary offer has jumped significantly by 44.8% and during the same period the average daily volume traded has gone up by 18.1%.

The increase in volume traded may be attributed in part to the increase in visibility of the stock since the pre-conditional offer announcement date, and more information available including the increased media coverage on PacNet as a result of the Initial Offer, the release of PacNet’s strategic business plan, the Offeree Circular and the release of announcement by PacNet’s directors regarding their consideration of other value-maximizing opportunities.

Despite this increase in visibility we note that there is no analyst covering PacNet and in fact, our updated analysis shows that some of its peer group companies have had increased analyst coverage since our previous analysis incorporated in our letter dated 26 May 2006.

Despite the increased volume of trade since the pre-conditional offer announcement date, the volume weighted average price (“VWAP”) of PacNet Shares over the same period is US$8.23, which is at a marginal discount of 0.2% to the Initial Offer Price. We also note that during this period the highest intraday traded price for PacNet Shares was US$9.28. The Revised Offer Price of US$9.50 is approximately 2.4% higher than the highest intraday traded price during this period and is approximately 15.4% higher than the VWAP of PacNet Shares over the same period.

For details, please refer to Appendix I and Appendix II of this letter.

(b) Our updated analysis indicates that the enterprise value to earnings before interest, tax, depreciation and amortization (“EV/ EBITDA”) multiple implied by the Revised Offer Price is now 8.4 times, which is 23.5% higher than the EV/ EBITDA multiple implied by the Initial Offer Price of 6.8 times.

Correspondingly, the discount to the median EV/ EBITDA multiple of the internet protocol based communications service providers (“IP-based CSPs”) within the peer group has been significantly reduced to 25.7% (based on our previous analysis) and 21.5% (based on our updated analysis) as opposed to the 39.8% discount as implied by the Initial Offer Price (based on our previous analysis).

The implied EV/ EBITDA multiple of 8.4 times compares favorably with the median EV/ EBITDA multiple for the Rest of the World subgroup of 8.4 times (based on our previous analysis) and 4.5 times (based on our updated analysis).

The implied EV/ EBITDA multiple of 8.4 times does not compare favorably with the median EV/EBITDA multiple for the United States subgroup of 11.2 times and for the Europe subgroup of 14.1 times (based on our previous analysis) as well as 11.0 times for the United States subgroup and 12.8 times for the Europe subgroup (based on our updated analysis).

For details, please refer to Appendix III of this letter.

(c) The Revised Offer price implies an EV/ EBITDA multiple of 8.4 times for PacNet, which is a discount to the median implied EV/ EBITDA multiple of past Comparable Transactions of approximately 43.6% (based on our previous analysis) and 47.8% (based on our updated analysis) as opposed to a discount of 54.4% at the time of the Initial Offer (based on our previous analysis).

For details, please refer to Appendix IV of this letter.

(d) Our updated analysis on the premiums of the Revised Offer Price over the varying periods preceding the Pre-Conditional Offer Announcement Date shows a range of 31.2% to 47.2% premiums over the VWAP of the Shares for periods ranging from 1-market day to 12-months. We note that these premiums are now in line with the mean premiums and exceed the median premiums of the Precedent Tender Offer Transactions.

For details, please refer Appendix V of this letter.
      4. We have carefully considered the analysis of the above factors as a whole, including, inter alia, the Revised Offer Price being at a 2.4% premium to the highest intraday traded price since the Pre-Conditional Offer Announcement Date and at an approximate 15.4% premium to the VWAP since the Pre-Conditional Offer Announcement Date, the implied EV/ EBITDA multiple of the Revised Offer moving closer to the median EV/ EBITDA multiple of the IP-based CSPs as well as moving closer to the EV/ EBITDA multiples of the past Comparable Transactions, and the premiums of the Revised Offer Price over the varying periods preceding the Pre-Conditional Offer Announcement Date moving in line with the corresponding mean premiums and exceeding the median premiums of the Precedent Tender Offer Transactions.
      After having carefully considered the information available to us, and based upon the monetary, industry, market, economic and other relevant conditions subsisting on 27 June 2006 and based on an analysis of the factors above in its entirety, we are of the opinion that, from a financial point of view, the financial terms of the Revised Offer are fair.
      In rendering the above opinion, we have not taken into consideration the specific investment objectives, financial situation, tax position or unique needs and constraints of any individual Shareholder. Accordingly, any individual Shareholder who may require specific advice in relation to his investment portfolio including his investment in the Company should consult his stockbroker, bank manager, solicitor, accountant, tax adviser, or other professional adviser immediately.
      The Independent Directors should advise the Shareholders that KPMG Corporate Finance’s fairness opinion should not be relied upon by any Shareholder as the sole basis for deciding whether or not to accept the Revised Offer.
      The Independent Directors, in their deliberation for arriving at their recommendation to the Shareholders who hold a short-term view, may consider, in addition to our opinion, the following factors:

(a) As at the date of this letter no alternative offer has been announced;

(b) The Revised Offer Price of US$9.50 is final and MediaRing, in its announcement dated 22 June 2006, stated that “This is the final offer price, and we will not increase or revise our offer price further”. It further states that “Under applicable rules and regulations, MediaRing is not permitted to further revise the offer after June 23 and/or further extend the offer past July 11, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the offer in the event of a competing offer”;

(c) There is no assurance that the current share price which is marginally below that of the Revised Offer Price as at 23 June 2006 will continue to remain at current trading levels once the Revised Offer lapses; and

(d) There were two significant transactions in PacNet shares within the last 17-month period that were conducted on an “arm’s-length” basis. This was the sale by SembCorp to Kingsville Capital Limited at an implied EV/ EBITDA multiple of 4.6 times and the subsequent sale by Kingsville Capital Limited to Vantage at an implied EV/ EBITDA multiple of 5.6 times. The Revised Offer is at a significant premium to the previous two significant transactions in PacNet Shares.

      The Independent Directors, in their deliberation for arriving at their recommendation to the Shareholders who hold a longer-term view and are more confident of the long-term prospects of PacNet, may consider, in addition to our opinion, the following factors:

(a) The Management of PacNet, given enough time to carry out their strategic business plan, may be able to realize the longer term value of each PacNet Share that may be higher than US$9.50; and

(b) The Board of PacNet continues to work with its advisors to explore strategic alternatives to maximize value and such effort, given sufficient time, may deliver higher value than the Revised Offer.
      This opinion is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.
Yours faithfully

Vishal Sharma	Tiew Chee Siang
Director	Associate Director

Appendix I: Liquidity/ Broker Research Coverage Analysis
Table 1: Liquidity of PacNet Shares relative to Nasdaq-listed companies

	Median of Avg Daily Value as		Median of Avg Daily Volume
	% of Market Capitalization		as % of Shares Outstanding

	12 Months to	12 Months to	12 Months to	12 Months to
	19-May-06	27-Jun-06	19-May-06	27-Jun-06

10 most highly traded stocks on the Nasdaq	1.29%	1.32%	1.01%	1.05%
Nasdaq-listed Entities of Comparable Market Capitalization(a)	1.88%	1.71%	1.25%	1.03%

PacNet	0.68%	0.64%	0.81%	0.82%

Note:	(a) companies have been selected on the basis of a market capitalization of between US$80m and US$120m and current listing status on the Nasdaq
Source:     Capital IQ
Table 2: Liquidity of PacNet Shares measured in absolute terms

	Daily	Daily
	Transacted	Volume
	Value	Traded
Period	US$‘000	in ‘000s

28-Feb-05 to 26-Feb-06	613.9	91.4
27-Feb-06 to 21-Jun-06(a)	888.7	107.9

% Increase in trading activity	44.77%	18.08%

Note:	(a) this period represents the trading statistics post the pre-conditional offer announcement date of 27 Feb 06 up to the market day immediately preceding the date of the Revised Offer
Source:     Bloomberg

Table 3: Broker Research Coverage Analysis

	Number of Analysts Following

Company Name	19-May-06	27-Jun-06	+/(-)

US LEC Corp	2	2	—
United Online Inc	5	5	—
Cbeyond Communications Inc	5	5	—
Cogent Communications Group Inc	5	6	1
Covad Communications Group Inc	6	6	—
Earthlink Inc	9	9	—
SAVVIS Inc	1	3	2
Freenet.de AG	7	8	1
United Internet AG	17	17	—
Iliad SA	8	10	2
Tiscali SpA	10	10	—
Eutelia	3	3	—
Internet Initiative Japan Inc	1	1	—
eAccess Ltd	9	9	—
iiNET Ltd	8	8	—
CS Loxinfo PCL	3	3	—
Internet Gold-Golden Lines Ltd	0	0	—
Sify Ltd	2	2	—
Pacific Internet Ltd	0	0	—
Source:     Bloomberg

Appendix II: Share Price Analysis
Chart 1: PacNet Share Price and Volume Traded since Pre-conditional Offer Announcement
Source:     Bloomberg

Appendix III: Peer Group Analysis
Table 4: Comparable IP-based CSPs

			Enterprise
			Value		Price
		Market
		Capitalization	EBITDA	EBIT	Earnings
Company Name	Country	US$m	x	x	x

US LEC Corp.	United States	98	16.0	neg	neg
United Online Inc.	United States	732	4.0	6.5	15.2
Cbeyond Communications, Inc.	United States	630	21.2	265.2	81.6
Cogent Communications Group Inc.	United States	424	neg	neg	neg
Covad Communications Group Inc.	United States	612	neg	neg	neg
EarthLink Inc.	United States	1,079	3.9	5.0	8.6
SAVVIS Inc.	United States	336	11.0	99.9	neg
Freenet.de AG	Germany	1,318	8.1	12.8	22.8
United Internet AG	Germany	3,327	17.2	22.8	39.5
Iliad SA	France	4,230	15.2	31.5	48.8
Tiscali SpA	Italy	1,164	10.4	neg	neg
Internet Gold Golden Lines Ltd.	Israel	98	n.a.	4.0	7.5
Internet Initiative Japan Inc.	Japan	662	12.2	33.5	16.2
eAccess	Japan	904	1.7	3.7	20.9
iiNet Ltd.	Australia	52	4.5	10.2	23.1
Sify Ltd.	India	315	44.7	neg	neg
CS Loxinfo Public Co. Ltd.	Thailand	60	3.8	5.6	7.9

Note:	n.a. means not available, while neg refers to negative multiple

Source:	Capital IQ, Bloomberg,One Source, Company Annual Reports, SEC Filings

Average Multiples	Minimum	1.7	3.7	7.5
for IP-based CSPs	Mean	12.4	41.7	26.6
	Median	10.7	11.5	20.9
	Maximum	44.7	265.2	81.6

PacNet (implied by the Revised Offer Price)	Singapore	126	8.4	14.8	18.4

Table 5: Refined Representative Sample of IP-based CSPs

		Market	EV/	EV/	Price/
		Capitalization	EBITDA	EBIT	Earnings
Company Name	Country	US$m	x	x	x

US LEC Corp.	United States	98	16.0	neg	neg
EarthLink Inc.	United States	1,079	3.9	5.0	8.6
SAVVIS Inc.	United States	336	11.0	99.9	neg
Tiscali SpA	Italy	1,164	10.4	neg	neg
Internet Gold Golden Lines Ltd.	Israel	98	n.a.	4.0	7.5
Internet Initiative Japan Inc.	Japan	662	12.2	33.5	16.2
iiNet Ltd.	Australia	52	4.5	10.2	23.1
Sify Ltd.	India	315	44.7	neg	neg

Note:	n.a. means not available, while neg refers to negative multiple

Source:	Capital IQ, Bloomberg, OneSource, Company Annual Reports, SEC Filings

Average Multiples for	Minimum	3.9	4.0	7.5
representative sample	Mean	14.7	30.5	13.8
of IP-based CSPs	Median	11.0	10.2	12.4
	Maximum	44.7	99.9	23.1

PacNet (Implied by Revised Offer Price)	Singapore	126	8.4	14.8	18.4
Table 6: Median EV/ EBITDA multiples of IP-based CSPs by geographical region

Region	19-May-06	27-Jun-06

United States	11.2x	11.0x
Europe	14.1x	12.8x
Rest of the World	8.4x	4.5x
PacNet	6.8x	8.4x

Note:	For the complete set of companies and descriptions, please refer to the Summary of Supporting Analysis in the Fairness Opinion of the Offeree Circular

Source:	Capital IQ, Bloomberg, OneSource, Company Annual Reports, SEC Filings
Table 7: Median EV/ EBITDA multiples based on IP-based CSP sample sets

Sample Set	19-May-06	27-Jun-06

All IP-based CSPs	11.3x	10.7x
Refined Representative Sample	11.4x	11.0x
PacNet	6.8x	8.4x

Note:	For the complete set of companies and descriptions, please refer to the Summary of Supporting Analysis in the Fairness Opinion of the Offeree Circular
Source:     Capital IQ, Bloomberg, OneSource, Company Annual Reports, SEC Filings

Appendix IV: Comparable Transaction Analysis
Table 8: Comparable Transactions for IP-based CSPs

			Implied
			Enterprise	Implied
			Value	EV/EBITDA
Date	Target/Issuer	Buyers/Investors	(Local crncy m)	x

2-Jun-06	Demon Netherlands	Royal KPN NV	£89.22	31.4
16-May-06	NextGenTel Holding ASA	TeliaSonera AB	£304.10	12.9
1-Feb-06	Legend Communications plc	Thus Group plc	£24.01	10.4
9-Nov-05	Enventis Telecom, Inc.	Hickory Tech Corp.	$36.88	6.5
18-Oct-05	Freedom to Surf PLC	Pipex Communications plc	£10.00	24.2
18-Mar-05	Liberty Surf Group, SA	Telecom Italia SpA	$254.44	33.0
14-Feb-05	Terra Networks SA	Telefonica SA	$1,216.56	46.6
22-Jan-05	ENV International N.V.	France Telecom	$1,204.44	8.7
8-Nov-04	Infonet Services Corp.	BT Group plc	$576.80	19.4
12-Feb-04	Euroweb Hungary Rt.	Euroweb International Corp.	$4.40	7.6
25-Nov-03	LTEL Holdings Corp.	Fonix Corp.	$23.76	neg
20-Nov-03	FLAG Telecom Group Ltd.	Reliance Gateway Net Private Limited	$189.00	neg

Note:	neg refers to negative multiple

Source:	SDC Platinum, Capital IQ, ThomsonOne Banker

Average Multiples for Comparable	Minimum	6.5
Transactions in which the target is	Mean	20.1
an IP-based CSP	Median	16.1
	Maximum	46.6

PacNet (implied by the Revised Offer Price)	8.4

18-Mar-05	Pacific Internet Limited	Kingsville Capital Limited	$55.49	4.5
25-Sep-05	Pacific Internet Limited	Vantage Corporation Limited	$69.09	5.6

Appendix V: Precedent Tender Offer Analysis
Table 9: Precedent Tender Offers Analysis

				Premium/ (Discount) Compared to the
				VWAP Prior to the Announcement Date
			Revised
Date			Offer	1-day	1-mth	3-mth	6-mth	9-mth	12-mth
Announced	Target	Acquirer	Price	%	%	%	%	%	%

29-Jan-06	Lowrance Electronics Inc	Simrad Yatching AS	37.00	47.7	42.2	50.5	53.2	61.5	54.7
19-Dec-05	Ault Inc	SL Industries Inc	2.90	68.7	48.3	54.0	30.5	28.2	16.1
19-Dec-05	Neon Systems Inc	DataDirect Technologies Ltd	6.20	32.0	35.6	51.4	63.9	69.5	74.5
12-Dec-05	Fox & Hound Restaurant Group	F&H Acquisition Corp	16.30	23.5	24.9	27.5	28.3	32.3	36.0
14-Nov-05	Inamed Corp	Allergan Inc	84.02	12.2	14.7	12.7	17.1	22.6	24.2
16-Oct-05	Adv Neuromodulations Sys Inc	St Jude Medical Inc	61.25	30.8	27.4	25.8	47.6	63.0	63.6
11-Oct-05	Goody’s Family Clothing Inc	Investor Group	9.60	14.0	17.0	22.3	24.0	18.4	16.2
27-Sep-05	New Valley Corp	Vector Group Ltd	10.78	45.0	44.5	47.3	51.7	54.5	67.7
10-Aug-05	Fastclick Inc	Valueclick Inc	10.28	16.6	15.5	21.0	(4.2)	(4.2)	(4.2)
22-Jul-05	BEI Technologies Inc	Schneider Electric SA	35.00	17.6	20.8	32.6	33.8	28.1	28.9
11-Jul-05	D&K Healthcare Resources Inc	McKesson Corp	14.50	70.9	75.4	77.8	83.5	84.8	73.2
10-Jul-05	US Unwired Inc	Sprint Corp	6.25	2.9	11.8	19.9	24.9	34.8	43.0
06-Jun-05	Pure World Inc	Naturex SA	4.30	111.8	119.4	140.2	184.8	145.7	118.3
26-Apr-05	PEC Solutions Inc	Nortel Networks Inc	15.50	36.6	26.7	30.8	18.0	24.0	27.5
12-Apr-05	Noland Co	Primus Inc	74.00	53.8	55.6	52.5	60.6	67.1	69.0
28-Mar-05	Digital Impact Inc	Acxiom Corp	3.50	53.7	70.8	90.7	113.8	115.6	101.9
18-Mar-05	CTI Molecular Imaging Inc	Siemens Medical Solutions Inc	20.50	17.3	21.2	25.6	48.1	56.3	53.1
08-Mar-05	Retek Inc	Oracle Corp	11.25	28.6	40.4	58.2	74.4	84.1	77.3
03-Mar-05	Siliconix Inc	Vishay Intertechnology Inc	39.45	37.6	36.1	24.8	11.1	4.5	1.3
21-Feb-05	Eon Labs Inc	Novartis AG	31.00	11.2	16.6	16.9	24.9	7.8	5.1
15-Feb-05	Tickets.com Inc	MLB Advanced Media LP	1.10	32.8	43.8	48.3	65.8	77.0	82.3
15-Feb-05	AMX Corp	Duchossois Industries Inc	22.50	10.0	21.7	27.3	25.7	32.9	39.3
27-Jan-05	Genencor International Inc	Danisco A/S	19.25	24.4	18.0	19.6	21.1	23.4	27.7
20-Jan-05	Falcon Financial Investment	iStar Financial Inc	7.50	16.3	11.7	9.6	6.0	1.7	(9.8)
04-Jan-05	Total Logistics Inc	SuperValu Inc	28.50	11.6	10.8	8.8	20.4	24.9	37.0
04-Jan-05	Education Lending Group Inc	CIT Group Inc	19.05	20.5	30.2	33.7	26.6	22.5	25.8
20-Dec-04	Norstan Inc	Black Box Corp	5.60	18.5	30.3	33.7	43.4	49.5	50.7
17-Dec-04	Superior Consultant Holdings	Affiliated Computer Services	8.50	28.8	28.1	26.2	31.5	35.9	44.7
29-Oct-04	Home Products Intl Inc	Storage Acquisition Co LLC	2.25	2.8	12.8	29.3	40.4	47.4	55.5
29-Sep-04	Orbitz Inc	Cendant Corp	27.50	10.9	25.6	42.1	27.1	22.8	18.0
15-Sep-04	Pressure BioSciences Inc	Pressure BioSciences Inc	3.50	6.3	10.9	10.1	11.6	15.1	17.3
06-Aug-04	Eagle Supply Group Inc	Gulfside Supply Inc	2.20	11.9	7.1	3.0	3.9	(5.4)	(0.9)
06-Aug-04	Elmer’s Restaurants Inc	ERI Acquisition Corp	7.50	19.5	17.1	14.8	13.2	14.1	15.6
23-Jul-04	Riviana Foods Inc	Ebro Puleva SA	25.75	1.8	(0.0)	0.1	(2.1)	(4.2)	(5.5)
21-Jun-04	Galyan’s Trading Co Inc	Dicks Sporting Goods Inc	16.75	52.7	58.2	67.7	72.3	60.6	55.7
09-Jun-04	Prima Energy Corp	Petro-Canada	39.50	(0.2)	9.0	10.3	12.2	19.8	28.6
24-May-04	NeighborCare Inc	Omnicare Inc	34.75	99.9	73.4	56.7	57.8	51.5	54.4
29-Apr-04	OneSource Information Services	infoUSA Inc	8.85	7.8	7.2	9.0	4.2	2.0	4.7
10-Mar-04	American Mgmt Systems Inc	CGI Group Inc	19.40	23.4	27.3	25.9	31.2	32.3	37.3
25-Feb-04	Maxwell Shoe Co Inc	Jones Apparel Group Inc	23.25	28.6	31.8	32.0	42.8	53.2	59.9
18-Feb-04	Creative Host Services Inc	Compass Group USA Invest LLP	3.40	22.2	24.2	34.4	42.8	51.1	59.1
22-Jan-04	T-Netix Inc	TZ Holdings Inc	4.60	8.2	15.0	15.3	31.4	45.9	53.4
20-Jan-04	Frisco Bay Industries Ltd	Stanley Works Inc	15.25	31.9	35.4	57.2	64.2	64.4	63.2

Min	(0.2)	(0.0)	0.1	(4.2)	(5.4)	(9.8)
Mean	28.4	30.6	34.8	39.1	40.4	41.0
Median	22.2	25.6	27.5	31.2	32.9	39.3
Max	111.8	119.4	140.2	184.8	145.7	118.3

22-Jun-06	Pacific Internet Limited	MediaRing Ltd	9.50	47.2	31.2	34.2	36.4	38.6	41.5

Source: ThomsonOne Banker, Bloomberg

APPENDIX B
AMENDMENTS TO THE OFFEREE CIRCULAR
      (a) Section 2, “History and Business” of Appendix I, “Additional General Information” of the Offeree Circular is amended by deleting the last full paragraph on page 83 of the Offeree Circular beginning with “Based on PacNet’s audited consolidated financial statements for FY2005, the audited consolidated net asset value of PacNet was approximately US$61.1 million as at 31 December 2005 and its audited consolidated earnings amounted to approximately US$6.5 million for FY2005,” and ending with “These share options, upon vesting, are exercisable within the time periods ranging from 10 January 2002 to 7 November 2010 at prices ranging from US$3.09 to S$11.22 per share,” and replacing it with the following:
      “Based on PacNet’s audited consolidated financial statements for FY2005, the audited consolidated net asset value of PacNet was approximately US$61.1 million as at 31 December 2005 and its audited consolidated earnings amounted to approximately US$6.5 million for FY2005. As at 31 December 2005, options to subscribe for 1,035,729 ordinary shares were issued and outstanding, of which 56,000 and 20,100 were held by directors and key management respectively. These options were granted under the PacNet 1999 Share Option Plan, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from 10 January 2002 to 7 November 2010 at prices ranging from US$3.09 to S$16.92 per share.”
      (b) Appendix II, “Audited Financial Statements of the PacNet Group for the Financial Year ended 31 December 2005” of the Offeree Circular is amended by deleting the header “Notes to the Financial Statements (continued)” on pages 129 to 160 of the Offeree Circular and replacing it with the following:
      “Notes to Consolidated Financial Statements (continued)”